UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2022

 Commission File Number 001-15148

BRF S.A.

(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant’s name into English)

8501, Av. Das Nações Unidas, 1st Floor

Pinheiros – 05425-070, São Paulo – SP

Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

EXPLANATORY NOTE:

Exhibit 1 to this Report on Form 6-K contains certain information relating to the financial position and financial results of BRF S.A., or the Company, as of September 30, 2021 and for the nine months ended September 30, 2021 and 2020, and summarizes certain recent developments and other information and updates regarding the business of the Company.

* * *

This Report on Form 6-K, including Exhibit 1 hereto, includes certain forward-looking statements that are based principally on current expectations and on projections of future events and financial trends that currently affect or might affect the Company’s business, and are not guarantees of future performance. These forward-looking statements are based on management’s expectations, which involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are beyond the Company’s control and any of which could cause the Company’s actual financial condition and results of operations to differ materially from those set out in the Company’s forward-looking statements. You are cautioned not to put undue reliance on such forward-looking statements. The Company undertakes no obligation, and expressly disclaims any obligation, to update or revise any forward-looking statements, whether because of new information, future events or otherwise. The risks and uncertainties relating to the forward-looking statements in this Report on Form 6-K, including Exhibit 1 hereto, include those described under the captions “Forward-Looking Statements” in the Company’s annual report on Form 20-F for the year ended December 31, 2020 and in the sub-section “Risk Factors and Other 2020 Form 20-F Updates” of Exhibit 1 hereto.

This Report and Exhibit 1 shall be deemed to be incorporated by reference in our registration statement on Form F-3 filed with the U.S. Securities and Exchange Commission on January 18, 2022, and shall be deemed to be a part thereof from the date on which this report is furnished to the SEC, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the U.S. Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 18, 2022

BRF S.A.

By: /s/ Carlos Alberto Bezerra de Moura
Name: Carlos Alberto Bezerra de Moura
Title: Chief Financial and Investor Relations Officer

EXHIBIT INDEX

Exhibit Description of Exhibit

1.A	Certain information relating to the financial position and financial results of the Company as of September 30, 2021 and for the nine months ended September 30, 2021 and 2020, which is derived from our unaudited condensed consolidated interim financial information as of September 30, 2021 and for the nine months ended September 30, 2021 and 2020.
1.B	Risk Factors and Other 2020 Form 20-F Updates.
1.C	Recent Developments.